United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of July, 2009

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: July 9, 2009

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, July 9, 2009	www.gruma.com

GRUMA TERMINATES AND AGREES TO FINANCE ALL

OF ITS REMAINING CURRENCY DERIVATIVE INSTRUMENTS

Monterrey, N.L., Mexico, July 9, 2009. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) has terminated its foreign exchange derivative instruments with Standard Chartered Bank and The Royal Bank of Scotland pursuant to certain agreements entered into this week. With these arrangements, GRUMA has now terminated all of its foreign exchange derivative instruments that it had entered into with several financial institutions, except for BNP Paribas, where the foreign exchange derivative instruments entered into with such bank remain outstanding but the risk associated with such transactions have been eliminated as the amounts payable by GRUMA under the same have been fixed, as described below.

On its press release filed last March 23rd, 2009, GRUMA informed that it had terminated all of its foreign exchange derivative instruments with Credit Suisse, Deutsche Bank and JPMorgan Chase with a resulting aggregate termination amount payable to these banks of US$668.3 million, which represented approximately 87% of all of GRUMA's foreign exchange derivative obligations considering their mark-to-market value as of that date, and also informed that it intended to enter into similar arrangements with its remaining counterparties on this type of instruments. In such press release, GRUMA also informed that it had entered into a term sheet with the aforementioned three banks, which provides for certain indicative terms for the financing of the US$668.3 million.

In its annual report filed with the Securities and Exchange Commission, the Bolsa Mexicana de Valores and the Comision Nacional Bancaria y de Valores last June 30th, 2009, GRUMA informed that on June 18th, 2009 it entered into a term sheet with BNP Paribas (the ''BNP Term Sheet'') that provides for the financing of GRUMA's payment obligations that will result from the scheduled settlement on September 8th, 2009 of the foreign exchange derivative instruments entered into with such bank.

In such annual report, GRUMA also informed that on June 26th, 2009 it terminated all of its foreign exchange derivative instruments that it had entered into with Barclays, with a resulting termination amount payable to Barclays of US$21.5 million, and informed that it had entered into a term sheet with Barclays, which provides for certain indicative terms for the financing of the US$21.5 million.

On July 6th, 2009, GRUMA terminated all of its foreign exchange derivative instruments that it had entered into with The Royal Bank of Scotland, with a resulting termination amount payable to The Royal Bank of Scotland of US$13.9 million, and also entered into a term sheet with The Royal Bank of Scotland, which provides for certain indicative terms for the financing of the US$13.9 million.
On July 8th, 2009, GRUMA terminated all of its foreign exchange derivative instruments that it had entered into with Standard Chartered Bank, with a resulting termination amount payable to Standard Chartered Bank of US$22.9 million, and also entered into a term sheet with Standard Chartered Bank, which provides for certain indicative terms for the financing of the US$22.9 million.

Pursuant to the term sheet with Credit Suisse, Deutsche Bank, and JPMorgan Chase, GRUMA and these three banks agreed to negotiate in good faith to convert the US$668.3 million owing to such banks into a secured loan by July 21st, 2009, before such amount otherwise becomes payable. It is contemplated that this loan will be secured and will have a term of 7.5 years, including a one year grace period, with an initial interest rate of LIBOR plus 2.875% for the first three years.

Pursuant to the term sheets entered into with Barclays, The Royal Bank of Scotland, and Standard Chartered Bank, GRUMA and such banks have agreed to negotiate in good faith to convert the amounts owing to each of such banks, as described above, into unsecured loans by July 21st, 2009, before such amounts otherwise becomes payable. It is contemplated that these unsecured loans will have a term of 3 years, including a one year grace period, with an interest rate of LIBOR plus 2.875%.

Pursuant to the term sheet entered into with BNP Paribas, GRUMA and such bank agreed to eliminate the risk associated with their foreign exchange derivative instruments by fixing the amount payable by GRUMA to such bank at US$11.9 million, and agreed to negotiate in good faith to convert such amount into an unsecured loan on or before September 8th, 2009. It is contemplated that this unsecured loan will mature in May 2011, with an interest rate of LIBOR plus 2%.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 92 plants. In 2008, GRUMA had net sales of US$3.2 billion, of which 71% came from non-Mexican operations.